Exhibit 99.1

Medigus: ParaZero Ramps Up Partnership with US-Based
Autonomous Drone OEM Vayu Aerospace Corporation

As part of the ongoing collaboration with Vayu Aerospace, ParaZero’s safety systems will be integrated into Vayu’s fleet of delivery drones

Tel Aviv, Israel, Feb. 22, 2024 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in electric vehicle charging solutions, advanced medical solutions, and innovative internet technologies, today announced that on February 20, 2024 ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, (18.68% owned by Medigus), announced that it has expanded its collaboration with Vayu Aerospace Corporation (“Vayu”), a US-based drone original equipment manufacturer (OEM) and subsidiary of Alpine 4 Holdings (“Alpine 4”) (Nasdaq: ALPP).

The two companies worked together over the past two years enhancing safety solutions for Vayu’s commercial and military vertical take-off and landing (VTOL) aircraft. According to Research and Markets the global market for VTOL unmanned aerial vehicles is projected to reach a size of $27.5 Billion by 2030, growing at a CAGR of 19.9% between 2022 and 2030.  With this new collaboration, ParaZero will customize its SafeAir system to be integrated at the design stage of Vayu’s G-1MKII VTOL aircraft.  The two companies also have performance-based regulatory compliance testing and validation planned for the near future to unlock a range of use cases for Vayu’s global customers.

Boaz Shetzer, Chief Executive Officer of ParaZero commented, “We are glad to strengthen our partnership with Vayu, an innovator in autonomous drone technology. We have many successes from around the world in aiding our customers to achieve regulatory approvals for advanced operations using our SafeAir parachute systems.  As we move forward integrating our SafeAir system from the design stage of Vayu’s cutting-edge VTOLs, we are setting new standards in drone safety and functionality.”

Kent Wilson, Chief Executive Officer of Alpine 4 and Vayu commented, “We at Alpine 4 and Vayu Aerospace are thrilled to partner with ParaZero, a leader in aviation safety solutions. Incorporating their parachute system into our G-1 and US-1 platforms signifies a monumental step forward in ensuring the utmost safety of our operations. This feature is not just an enhancement; it is a fundamental component that underlines our commitment to safe, reliable, and efficient aerial solutions. Further, it is a pivotal integration for our sister company, Global Autonomous Corporation, to achieve Beyond Visual Line of Sight (BVLOS) flight permissions from the Dubai Civil Aviation Authority (DCAA) and within Dubai, UAE.”

Nathan Grier, Director of Flight Operations of Vayu, commented, “Our mission is to push the boundaries of aerial innovation and safety, ensuring that our operations not only meet, but exceed the stringent standards set forth by regulatory bodies worldwide.  Our partnership with ParaZero is a testament to this commitment. Their unparalleled experience with EASA certifications positions us uniquely for the successful completion of Global Autonomous Corporation’s Validation Test Campaign in Dubai and paves the way for our future EASA certifications in Europe.  Integrating ParaZero’s SafeAir systems into our fleet signifies a leap forward in operational safety and regulatory compliance, enabling us to undertake complex operations with confidence.”

ParaZero’s SafeAir is an uncrewed aircraft system (UAS) parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the drone, alerts people on the ground with an audible alarm, and deploys a lightweight parachute, bringing the drone down to the ground in a safe, controlled descent.

About ParaZero Technologies

ParaZero Technologies Ltd. (https://parazero.com/) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About Vayu Aerospace

Vayu Aerospace Corporation is a wholly owned subsidiary of Alpine 4 Holdings, Inc, a Nasdaq traded company trading under the ticker symbol ALPP. Vayu Aerospace resides under Alpine 4’s Aerospace portfolio of businesses.

https://alpine4.com/ https://vayuaerospace.com/

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in Polyrizon Ltd. Medigus’ affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd., by way of Fuel Doctor Holding, Inc., are also part of the Medigus’ portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing ParaZero’s growth prospects.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

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